December 15, 2009

Mail Stop 3010

By U.S. Mail and facsimile to (203) 226-8645

Mr. Nathan Lapkin, Chief Financial Officer
Royal Invest International Corp.
980 Post Road East, Second Floor
Westport, Connecticut   06880

**RE: Royal Invest International Corp.
           File No. 000-27097
           Form 10-K for the year ended December 31, 2008
           Forms 10-Q for the quarters ended March 31, 2009, June 30, 2009 and
           September 30, 2009**

Dear Mr. Lapkin:

       We have reviewed your response letter dated October 20, 2009 and have the
following additional comments. If you disagree, we will consider your explanation as to
why our comments are inapplicable or a revision is unnecessary. Provide to us the
information requested if indicated and please be as detailed as necessary in your
explanation.

Form 10-K for Fiscal Year Ended December 31, 2008

Financial Statements

Note 3 - Summary of Significant Accounting Policies

Derivative Instruments, page 32

   1. We have read your response to comment four. In future filings, please disclose the
       terms of the hedging contract that your credit facility is subject to, including the
       notional amount, how you reported the contract, and how the contract and related
       hedged affected your financial statements. Refer to ASC 815 and Rule 4-08(n) of
       Regulation S-X.

Note 5 – Real Estate Transactions, page 36

   2. We have read your response to comment five. Based on your response it is not
       clear how a change of control was determined and which sellers became the
       controlling shareholders after the transactions. As previously requested, identify

the controlling shareholders, quantify their respective voting interest, and explain the nature of any relationship of these shareholders with the Company before the transaction. Finally, explain to us how you considered this change in control in determining the accounting for these acquisitions and the basis for your determination.

3. We note the value assigned to the common stock issued in the transactions was based on the closing price of the Company's common stock on the day a definitive purchase agreement was finalized. We noted that you assigned different values to common stock issued in each transaction notwithstanding they were closed on the same day. Please explain to us why they are different.

As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have any questions,

Sincerely,

Cicely LaMothe
Branch Chief